Contact

www.linkedin.com/in/amit-hod-571b01a6 (LinkedIn)

Top Skills

Financial Reporting
Financial Accounting
Auditing

Amit Hod

Head of Finance & Corporate Operation
Israel

Experience

Bond
Head of Finance & Corporate Operations
June 2017 - Present (7 years 1 month)
Tel Aviv Area, Israel

Bond is an innovative personal security service for all people and situations. Powered by #24/7 Personal Security Agents and cutting-edge technology — available through an app on your phone — Bond is here to address a range of safety concerns as you and your loved ones move through your day.

BCMarkets Holding (acquired by Triumph Int.)
Group CFO
June 2015 - May 2017 (2 years)
Israel

Reporting to Group CEO, leading all finance aspects of all seven companies within the direct control of the holding company operating globally in the online advertising, gaming & trading. Leading the company due-diligence until it was acquired in 2017.

PwC
Senior Accountant
January 2013 - June 2015 (2 years 6 months)
Israel

Senior associate, managing financial audits of start-ups in the high-tech and online arenas, private and listed companies.

Israel Ministry of Defense
Security Manager
June 2010 - June 2015 (5 years 1 month)
Israel

Ben Gurion International Airport, TLV
Security Manager
April 2008 - June 2015 (7 years 3 months)
Israel

Education

Bar-Ilan University
Master of Arts (M.A.), Legal Studies · (2013 - 2014)

Hamaslool Ha'akademi shel Hamichlala Leminhal
Bachelor of Arts (B.A.), Accounting and Business/Management (major) &
Business Technologies (minor) · (2008 - 2012)